WOODSIDE



05009096

10 June 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- North West Shelf Venture approves LNG expansion, lodged with the Australian Stock Exchange on 10 June 2005;
- Phase V expansion announcement, lodged with the Australian Stock Exchange on 10 June 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JUN 2 1 2005
THOMSON FINANCIAL

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178.

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 10 JUNE 2005
1:15PM (WST)



MEDIA
KIRSTEN STONEY
W: + 61 8 9348 5694
M: + 61 417 984 923
E: kirsten.stoney@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE APPROVES LNG EXPANSION

Work will begin immediately on expanding the North West Shelf Venture's onshore liquefied natural gas (LNG) facilities at Karratha in Western Australia following final investment decisions by all of the joint-venture participants.

The A$2 billion Phase V expansion project will include a fifth train to process 4.2 million tonnes of liquefied natural gas a year and will increase the plant's capacity to 15.9 million tonnes a year.

The project, which is operated by Woodside Energy on behalf of BP, BHP Billiton, ChevronTexaco Australia, MIMI (a company that is ultimately owned by Mitsubishi and Mitsui) and Shell, will include additional processing facilities and associated infrastructure.

Site work will start in July 2005 and the project is expected to take approximately three years to complete with commissioning due to start around mid-2008 and first LNG cargoes planned from Q4 2008.

By mid-2007, the project's construction workforce is expected to peak at up to 1500 people.

Woodside's Director of North West Shelf Ventures, Jack Hamilton, said the expansion would bring significant economic and social benefits to the Pilbara region, Western Australia and Australia.

"Our plant will be one of the largest single LNG complexes in the Asia-Pacific region following expansion," Dr Hamilton said.

"The Venture's latest investment follows last year's successful commissioning of a fourth LNG processing train and second trunkline and, combined, these major projects will have enabled the Venture to effectively double its LNG capacity in approximately four years.

"As a result of the Venture's growth, Australia will continue to reap associated economic benefits through annual royalty payments which will exceed A$800 million when the project is finished and operating at full production."

Dr Hamilton said the Venture's decision to continue investing was underpinned by long-term customer relationships and contracts and market opportunities in major growth regions including Japan, China, Korea and the United States.

"We remain confident that we will extend important relationships with our current long-term customers and secure new supply contracts with existing and new customers for LNG volumes," he said.

"We also believe that the timing of our project will enhance our marketing success and reinforce the Venture's current position as a safe and highly reliable supplier of LNG throughout the world."

Dr Hamilton said the Venture was committed to providing full, fair and reasonable opportunities for Australian industry in the expansion project.

"With the assistance of the Industry Capability Network Western Australia, the Venture has developed an Australian Industry Participation Plan for the project which will ensure local industry has the opportunity to tender on key procurement packages," Dr Hamilton said.

"It will also allow local suppliers to bid for lower-tier supply chain opportunities."

Australian companies and suppliers without specialist knowledge or with capacity limits will also be encouraged to form joint ventures with foreign companies to improve their competitiveness.

Woodside, as North West Shelf Venture Operator, will award the engineering, procurement and construction management contract for the expansion project to Foster Wheeler WA Pty Ltd and WorleyParsons Services Pty Ltd following a letter of intent agreed between the companies in February 2005.

The six equal participants in the North West Shelf Venture are Woodside Energy Ltd. (16.67%) (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); ChevronTexaco Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%).

CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.

NORTH WEST SHELF VENTURE

PHASE V EXPANSION

ECONOMIC BENEFITS

- Western Australian and Australian communities will continue to reap the financial benefits of the North West Shelf Venture which has contributed more than A$4.95 billion in royalties over the past 20 years

- Annual royalties from the North West Shelf Venture will exceed A$800 million following full production from the Phase V expansion

- The Pilbara region, and in particular the Shire of Roebourne, in Western Australia will benefit from anticipated local spending associated with expansion of approximately A$220 million (total) over the next three years

- At peak production, the Phase V project will raise overall WA exports by at least A$1 billion per annum

KEY COMPONENTS

The expansion project includes:

- A fifth LNG processing train
- An acid gas removal unit, with a single absorber (solvent aMDEA)
- A fractionation unit
- A jetty spur and second loading berth, turning basin and approach channel
- Two power generators
- A demineralisation water tank
- A boil-off gas compressor
- A fuel gas compressor
- Piping, electrical and instrument tie-ins
- Construction (and removal) of temporary facilities
- Construction of a new workshop and rotor store and,
- Reinforcement of the security gatehouse and visitors' centre.

KEY FACTS

- Major LNG customers
  - **Japan:** Tokyo Electric, Tokyo Gas, Osaka Gas, Chubu Electric Power, Chugoku Electric, Kansai Electric Power, Kyushu Electric Power, Tohoku Electric Power, Toho Gas, Shizuoka Gas
  - **Korea:** Korea Gas Corporation
  - **China:** The Guangdong Dapeng LNG Company Ltd
  - **Spot cargoes:** Customers include Shell Eastern LNG, Korea, Spain, United States

- LNG capacity
  - Trains 1, 2 and 3: 2.5 million tonnes a year each
  - Trains 4 and 5: 4.2 million tonnes a year each
  - Existing total: 11.7 million tonnes a year
  - Expanded total: 15.9 million tonnes a year
  - Export cargoes: 156 (2004)
  - Ships: 9

- Estimated capital investment
  - Train 5 and associated infrastructure: A$2 billion
  - Existing total North West Shelf Venture: A$14 billion

- Train 5 construction work force (peak): Up to 1500

ASX ANNOUNCEMENT
(ASX: WPL)



FRIDAY, 10 JUNE 2005
1:15PM (WST)

MEDIA
KIRSTEN STONEY
W: + 61 8 9348 5694
M: + 61 417 984 923
E: kirsten.stoney@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

PHASE V EXPANSION ANNOUNCEMENT

Please find attached a News Release issued by North West Shelf Australia LNG Pty. Ltd.

For media inquiries please contact Kirsten Stoney, Corporate Affairs Coordinator on:

Work: (08) 9348 5694
Mobile: 0417 984 923
E-mail: kirsten.stoney@woodside.com.au

North West Shelf Australia LNG Pty Ltd
A.C.N. 079 410 414

QV1 Building 250 St Georges Terrace Perth Western Australia 6000
Telephone: (61 8) 9213 4670 Facsimile: (61 8) 9213 4671
Email: companyinfo@nwsaustralialng.com.au Internet: www.nwsalng.com

Australia LNG™

NEWS RELEASE

Friday 10 June 2005
1.00pm (WST)

NWS ALNG WELCOMES PHASE V EXPANSION ANNOUNCEMENT

North West Shelf Australia LNG has welcomed the decision by the six North West Shelf Venture participants to expand its onshore liquefied natural gas facilities near Karratha in Western Australia.

"As a result of this decision, the NWSV will have effectively doubled its export capacity in less than four years with annual LNG production expected to be 15.9 million tonnes per annum from late 2008," NWS Australia LNG President John Banner said.

"The Venture's decision to invest A$2 billion in this expansion project demonstrates confidence in our ability to sell these incremental volumes to our highly valued existing customers as well as to new LNG customers throughout the Asia-Pacific region."

Mr Banner said the Asia-Pacific LNG supply market is expected to significantly expand over the next five years, with increased LNG demand from China, South Korea and North America's West Coast.

"At the same time, expansion of the rapidly developing European and North American East Coast LNG markets are likely to absorb the bulk of new supply capacity from the Middle East and West and North Africa," he said.

"We believe the timing of the Phase V expansion project will enhance our marketing success, particularly between 2008-2011 when global LNG supply is predicted to be tight."

Mr Banner said NWS Australia LNG expected LNG pricing to continue to firm through the foreseeable future, particularly under the current and predicted strong market growth conditions.

The six equal participants in the North West Shelf Venture are: BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; Shell Development (Australia) Proprietary Limited; and Woodside Energy Ltd (Operator).

CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.

MEDIA INQUIRIES
Kirsten Stoney
W: (08) 9348 5694 M: (0417) 984 923

INVESTMENT INQUIRIES
Mike Lynn
W: (08) 9348 4283 M: (0439) 691 592